FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2002.
Total number of pages: 36.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number		Page Number

1.	[Consolidated Results of Operations (US GAAP) Three months ended June 30, 2002 (07/26/2002)]
4

2

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2002	By:	/s/ Masanori Itatani
Masanori Itatani
Director

3

NOMURA

Consolidated Results of Operations

(US GAAP)

Three months ended June 30, 2002

Nomura Holdings, Inc.

July 2002

Outline of the Presentation

- **Review of Operations**
  - Consolidated Financial Summary
  - Revenue
  - Expenses
- **Review of Businesses**
  - Segment Information
  - Domestic Retail
  - Global Wholesale
  - Asset Management
- **Appendix**

NOMURA

Review of Operations

Consolidated Financial Summary
Three months ended June 30, 2002

Operating Results (Billions of yen)

➢Net Revenue	142.7, down 51%*
➢Non-interest Expenses	124.3, down 48%*
➢Income before Income Taxes	18.4, down 65%*
➢Net Income	117.8, up 351%*

Balance Sheet (Billions of yen)

➢Total Assets	18,138.5, up 380.3**
➢Shareholders' Equity	1,706.6, up 101.6**
➢Leverage	10.6 times (11.1 times)

Cumulative Effect of Accounting Change 109.8 billion yen

(Negative Goodwill of NAM)

ROE***   8.6% (Year ended March 31, 2002 11.1%)

* YOY   ** Compared with corresponding items as of March 31, 2002

*** (Income before cumulative effect of accounting change X 4 + Cumulative effect of accounting change) / ((Shareholders' equity at the beginning of period + Shareholders' equity at the end of period) / 2)

Revenue (1)
Commissions

Stock Brokerage Commissions (26.7 billion yen, down 7%)

- Retail Stock Brokerage Commissions*
  - 16.3 billion yen, down 18.5%
- Individual Equity Agency Transaction Value** (monthly average)
  - 5.2 trillion yen, up 4.6%

Commissions for Distribution of Investment Trusts (11.8 billion yen, up 52%)

- Commissions for Redemption of Long-term Bond Investment Trust***
  - 5.5 billion yen, up 276%
- Commissions for Distribution of Equity Investment Trusts***
  - 6.0 billion yen, down 2%
- Domestic Distribution Volume of Investment Trusts
  - Total: 3.3 trillion yen, down 46%
  - Bond investment trusts
    - ✓ 2.4 trillion yen, down 56%
  - Equity investment trusts
    - ✓ 0.5 trillion yen, down 0.3%
  - Foreign investment trusts
    - ✓ 0.5 trillion yen, up 71%

* Domestic branch offices, Financial Consulting Dept., and others

** Three major exchanges = Tokyo, Osaka, Nagoya

*** Nomura Securities



(Billions of yen)
50
40
30
20
10
0
Up 16%
39.6
46.1
35.0
2.4
7.8
0.9
8.5
20.0
5.7
11.8
1.9
10.4
16.3
3.9
6.7
1.1
8.4
14.9
FY02.3 1Q
FY03.3 1Q
FY02.3 (1/4)
Other
Commissions for distribution of investment trusts
Bond brokerage commissions
Stock brokerage commissions (Others)
Stock brokerage commissions (Retail)

Revenue (2)
Fees from Investment Banking

<u>Equity Underwriting Commissions: 3.7 billion yen, up 62%</u>

- Equity Primary Market

  *PO**
  - Market: 379.4 billion yen, up 389%
  - Nomura: 152.7 billion yen, up 308%

  *IPO**
  - Market: 36.8 billion yen, down 74%
  - Nomura: 14.3 billion yen, up 54%

<u>Bond Underwriting Commissions: 9.0 billion yen, up 26%</u>

- High Demand for Foreign Currency Bonds by Retail Investors

  *Nomura***
  - FY 01.3 (full year) 219.2 billion yen
  - FY 02.3 (full year) 696.3 billion yen
  - FY 03.3 (1Q) 335.2 billion yen, up 537%

<u>Financial Advisory Fees: 2.6 billion yen, down 41%</u>



(Billions of yen)
20
15
10
5
0
Up 11%
14.1
0.4
4.4
7.1
2.3
15.6
0.3
2.6
9.0
3.7
18.8
0.3
3.3
7.9
7.2
FY02.3 1Q
FY03.3 1Q
FY02.3 (1/4)
Other
Financial advisory fees
Bond
Equity

*Source: Nomura Securities, Full-credit base

**Total offering amount lead managed by Nomura converted into yen

Revenue (3)
Asset Management and Portfolio Service Fees

Asset Management Fee: 21.8 billion yen, down 20%

- Asset Management Fees by Type*
  - Bond investment trusts 9.2 billion yen (down 30%)
    - Medium-term Government Securities Fund
      0 yen (FY02.3 1Q: 2.6 billion yen)
  - Stock investment trusts 7.7 billion yen (down 14%)

- Client Assets and Assets under Management**
  - Client assets (consolidated) 12.0 trillion yen (13.0)
  - Assets under management (NAM) 12.8 trillion yen (13.6)

- Asset Management Related Fees / Fixed-type Expenses***
  - FY02.3 43.9%
  - FY03.3 1Q 42.1%
    - Fixed-type expenses: 64.4 billion yen
    - Asset management related fees: 27.1 billion yen


(Billions of yen)
35
30
25
20
15
10
5
0
29.6
Down 18%
27.5
24.2
2.5
27.1
2.4
21.8
2.5
25.0
FY02.3 1Q
FY03.3 1Q
FY02.3 (1/4)
Asset management fee
Custodial fee

* Fee from investment trusts managed by NAM
** As of the end of June 2002. Figures at the end of March 2002 are given in parentheses
***Fixed-type expenses: Guaranteed bonus, depreciation, real estate related expenses and others
Asset management related fees: Asset management fee, custodial services fee, and fee from coupon payments

Revenue (4)
Net Gain on Trading / Net Interest Revenue*

- Equity Trading: 18.5 billion yen, down 34%
  - Block trades and ETF related transactions, etc.
- Bond Trading: 19.2 billion yen, down 47%
  - Enhanced cooperation with Domestic Retail
    - Increased transactions in MTN and foreign currency bonds
  - Bond trading (loss on non-designated hedging instrument)
    - FY02.3 1Q: 35.9 billion yen (19.6 billion yen)
    - FY03.3 1Q: 19.2 billion yen (-16.9 billion yen)
- Gain on Private Equity Investment / Merchant Banking Trading: 2.3 billion yen, down 75%
- Net Interest Revenue*: 16.8 billion yen, up 6%
  - Fall of interest rates in U.S.


(Billions of yen)
100
90
80
70
60
50
40
30
20
10
0
88.7
15.9
27.8
9.0
35.9
Down 36%
56.8
16.8
18.5
2.3
19.2
87.7
18.1
28.3
27.4
14.0
FY02.3 1Q
FY03.3 1Q
FY02.3 (1/4)**
Net interest revenue
Equity
Gain on private equity investment/merchant banking trading
Bonds and other

*Excluding net interest revenue from PFG entities

** Net gain on private equity investment (232.5 bil. yen) is excluded from the quarterly average for FY ended March 31, 2002 due to the restructuring of our PFG business. However, this figure includes the gain on sales of PFG assets (116.3 bil. yen).

Expenses
Non-interest Expenses*

- Compensation and Benefits
  - FY 02.3 (full year) 309.2 billion yen (Including special charge for withdrawal from multi-employer pension: 18.9 billion yen)
  - FY 03.3 1Q 63.6 billion yen, up 1%

  Fair Value of Stock Options (rough estimate)
  - FY 03.3 0.7 billion yen

- Information Processing and Communications
  - FY 02.3 (full year) 80.0 billion yen
  - FY 03.3 1Q 18.2 billion yen, down 1%
- Business Development Expenses
  - FY 02.3 (full year) 26.7 billion yen
  - FY 03.3 1Q 5.9 billion yen, down 2%
- Other (of which extraordinary losses)
  - FY 02.3 (full year) 168.4 billion yen (94.8 bil. yen)
  - FY 03.3 1Q 17.6 billion yen (0.5 bil. yen)


(Billions of yen)
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
121.8
Up 2%
124.3
166.1
Extraordinary losses
14.7
6.0
14.5
18.4
4.9
62.8
0.4
17.1
5.9
14.6
18.2
4.5
63.6
0.5
23.7
18.4
6.7
14.7
20.0
5.2
77.3
FY02.3 1Q
FY03.3 1Q
FY02.3 (1/4)
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits

*Excludes expenses related to PFG entities (484.4 bil. yen for FY02.3)
Items: Compensation and benefits, information processing and communications, occupancy and related depreciation, business development expenses, expenses associated with rental income, other

NOMURA

Review of Businesses

- Segment Information
- Domestic Retail
- Global Wholesale
- Asset Management

Segment Information

Income before Income Taxes by Division



(Billions of yen)
60
50
40
30
20
10
0
FY02.3 1Q
FY03.3 1Q
FY02.3 (1/4)
Up 34%
10.4
13.9
5.1
Up 64%
22.3
36.5
47.8
Down 78%
4.9
1.1
2.5
Domestic Retail
Global Wholesale
Asset Management

Difference (33.1 billion yen)

■ **Total income before taxes: 51.5 billion yen**

- Loss on non-designated hedging instrument:
  ▲ 16.9 billion yen
- Other: ▲ 12.8 billion yen
- Valuation gains/losses on equity securities:
  ▲ 3.4 billion yen
- Total: ▲ 33.1 billion yen

■ **Income before income taxes: 18.4 billion yen**

Domestic Retail (1)

■ Net Revenue


(Billions of yen)
80
70
60
50
40
30
20
10
0
Up 8%
62.0
1.1
13.1
14.9
2.9
30.1
67.0
0.6
20.5
12.3
1.8
31.9
57.3
0.7
15.4
13.3
3.5
24.4
FY02.3 1Q
FY03.3 1Q
FY02.3 (1/4)
Net interest revenue
Selling commissions
Asset management and portfolio service fees
Fees from investment banking
Commissions

■ Revenue Breakdown by Product


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
14%
24%
10%
52%
30%
16%
15%
40%
24%
13%
28%
35%
19%
20%
30%
31%
FY00.3
FY01.3
FY02.3
FY03.3 1Q
Investment trusts (administration fees)
Investment trusts (distribution fees)
Bonds
Equities

Domestic Retail (2)
Retail Client Assets / Net Asset Accumulation

- Retail Client Assets Held in Safe Custody by Nomura in Japan


(Trillions of yen)
30
25
20
15
10
5
0
26.5
26.9
27.8
24.7
25.2
25.7
25.8
0.6
5.9
3.3
4.8
11.9
0.7
9.2
2.5
4.9
9.6
0.7
9.0
2.6
5.1
10.4
0.7
8.3
2.1
5.2
8.5
0.7
8.0
2.2
5.7
8.7
0.7
7.6
2.3
6.0
9.1
0.8
6.9
2.4
6.4
9.4
Mar. 00
Mar. 01
Jun. 01
Sep. 01
Dec. 01
Mar. 02
Jun. 02
Equities
Bonds (including CB, WB)
Stock investment trusts
Bond investment trusts
Overseas mutual funds
Other

- Net Asset Accumulation (monthly average)


(Billions of yen)
800
700
600
500
400
300
200
100
0
727.1
457.9
115.0
181.7
166.1
FY01.1H
FY01.2H
FY02.1H
FY02.2H
FY03.1Q

Retail client assets held in safe custody by Nomura in Japan: Domestic branch offices (excluding institutional clients section), Financial Consulting Dept. and others

Net Asset Accumulation: Gap between inflow and outflow of assets

Global Wholesale (1)

- Fixed Income
  - Foreign currency bonds, MTN, securitized products
    - Swedish Export Credit (SEK) EUR580 mil. (68.1 billion yen)
    - Toyota Motor Credit US$390 mil. (51 billion yen)
    - The Government Housing Loan Corporation RMBS (joint lead) 100 billion yen
- Equity
  - Focus on customer order flow businesses
    - Block trades, ETF and others
- Investment Banking
  - JR East (global offering)
  - First Credit (financial advisor)
- Merchant Banking
  - No large exit trade

Net Revenue



(Billions of yen)
120
100
80
60
40
20
0
-20
110.1
89.9
Up 28%
70.3
21.6
28.0
20.7
16.8
30.4
43.9
-1.3
34.0
22.1
31.3
22.7
FY02.3 1Q
FY03.3 1Q
FY02.3 (1/4)
Fixed Income
Equity
Investment Banking
Merchant Banking

*Following organizational changes in October 2001, Merchant Banking was established separately from Investment Banking. As such, revenue from Merchant Banking is included in Investment Banking figures for 1H FY02.3.

Global Wholesale (2)
Secondary Business - Bonds

Share in JGB Auction



(Trillions of yen)
40
35
30
25
20
15
10
5
0
12%
14%
12%
13%
12%
20%
13%
14%
20%
14.1
8.5
12.5
12.4
13.8
13.4
14.6
14.3
16.8
FY01.3
1Q
2Q
3Q
4Q
FY02.3
1Q
2Q
3Q
4Q
FY03.3
1Q
Market (trillions of yen)
Nomura's Share

Share in Secondary Trading



(Trillions of yen)
500
450
400
350
300
250
200
150
100
50
0
15%
16%
14%
14%
15%
17%
14%
14%
13%
217
195
226
248
271
221
227
247
296
FY01.3
1Q
2Q
3Q
4Q
FY02.3
1Q
2Q
3Q
4Q
FY03.3
1Q
Market (trillions of yen)
Nomura's Share

Source: Nomura Securities

Global Wholesale (3)
Secondary Business - Equity

Off-floor / Off-exchange Trading Share*


(Trillions of yen)
30
25
20
15
10
5
0
30%
25%
20%
15%
-10%
22%
24%
18%
19%
19%
19%
18%
19%
24%
18
18
11
16
14
13
13
13
14
FY01.3
FY02.3
FY03.3
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
Off-floor (on-exchange) (LHS)
Off-exchange (LHS)
Off-floor/off-exchange trading share (RHS)

*Source: Nomura Securities

Net Gain on Equity Trading (Nomura Securities)


(Billions of yen)
70
60
50
40
30
20
10
0
65.5
38.5
10.1
51.7
21.6
28.8
14.7
31.9
10.2
FY01.3
FY02.3
FY03.3
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q

Global Wholesale (4)
Primary Business

Japanese IPOs*


89%

Japanese Public Offerings*


40%

Japanese Straight Bonds**


20%

Euro-Yen Bonds***


35%

Samurai Bonds***


4%

Sources: Nomura Securities (*), Thomson DealWatch (**), lead manager base, Apr. 2002 – Jun. 2002
Thomson Financial Securities Data (***), bookrunner base, Apr. 2002 – Jun. 2002

Global Wholesale (5)
Financial Advisory Businesses / Merchant Banking

Advisory Ranking

Rank	Advisor	Rank Value ($Bil)	Mkt. Share (%)	Number of Deals
1	Nomura	14.8	40.5	74
2	Morgan Stanley	6.3	17.2	19
3	Citigroup/Salomon Smith Barney	5.9	16.2	16
4	Deutsche Bank AG	4.4	12.0	10
5	Mizuho Financial Group	4.4	11.9	59
6	JP Morgan	3.4	9.4	10
7	Arthur Andersen	3.3	9.0	3
8	HSBC Holdings PLC	2.9	7.9	1
9	Dresdner Kleinwort Wasserstein	2.7	7.3	4
10	Goldman Sachs & Co	2.4	6.6	5

Source: Thomson Financial, Announced Mergers and Acquisitions: Any Japanese involvement. League table based on rank value. (Jan. 2002 – Jun. 2002)

Private Equity Investments


(Billions of yen)
NPF
Terra Firma I *
350
300
250
200
150
100
50
0
2.0
314.8
16.1
265.7
12.7
259.3
FY01.3
FY02.3
FY03.3 1Q

* Terra Firma I: Former PFG related investments

Asset Management (1)



Net Revenue
(Billions of yen)
14
12
10
8
6
4
2
0
13.3
Down 26%
9.8
11.8
FY02.3 1Q
FY03.3 1Q
FY02.3 (1/4)



Assets Under Management in
Main Foreign Currency Bond Funds
(Billions of yen)
180
160
140
120
100
80
60
40
20
0
Mar.01
Jun.01
Sep.01
Dec.01
Mar.02
Jun.02
U.S. Preferred Securities Open
Asset Backed Securities Open
Nomura Bond & Loan Fund
Asset Backed Securities Fund

Asset Management (2)

Assets Under Management (NAM)



(Trillions of yen)
25
20
15
10
5
0
21.0
21.9
19.8
18.6
18.2
17.1
0.2
0.2
0.2
0.2
0.2
0.2
4.9
4.5
4.4
4.6
4.5
4.1
13.3
14.5
12.9
10.9
10.4
9.2
2.6
2.7
2.4
2.9
3.2
3.6
Mar.01
Jun.01
Sep.01
Dec.01
Mar.02
Jun.02
Stock investment trusts
Bond investment trusts
Investment advisory
Other

Market Share (NAM)



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
35%
33%
30%
36%
40%
39%
30%
29%
27%
30%
33%
33%
18%
18%
18%
20%
21%
23%
Mar.01
Jun.01
Sep.01
Dec.01
Mar.02
Jun.02
Bond investment trusts
Total public investment trusts
Stock investment trusts

Source: The Investment Trusts Association, Japan

NOMURA

Appendix

Hedge Accounting vs Nomura's Corporate Bond Portfolio Hedge

- **Nomura Europe Finance N.V. Bond, etc.**
  - Various issue and term amounts
  - Hedging on an individual deal basis is not cost effective

⇨ **Unify with Nomura's whole portfolio**

(Portfolio hedge)

- **Image of Portfolio Hedge**



Trading subsidiary
Trading position
Opposite position of hedge
Front office manages positions with similar risk profiles to MTNs
Fair value
Funding subsidiary
Hedged position
Hedged items
MTN, etc.
(Hedge accounting not applied)
Fair value
Book value

Effect of Nomura's Portfolio Hedge Transaction (Image)

Hedge accounting (example: full hedge)

Fair value		Fair value		
Hedged item-unrealized gain 10	+	Hedging item-unrealized loss ▲10	=	0

Effect on Income

Accounting for Nomura's portfolio hedge

< MTN > Carrying value		< Hedged Position > Fair value		
Hedged item-unrealized gain not recognized* (gain 10)	+	Hedging item-unrealized loss ▲10	=	▲10

*Hedge accounting not adopted as conditions for hedge accounting are not met

Note: Unrealized gains/losses from hedging derivative and hedged MTN do not necessarily off-set 100% with each other

Revenue Breakdown by Segment (approx. figs.)
(1Q FY03.3)



Domestic Retail
Global Wholesale
Asset Management
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1%
31%
18%
3%
48%
18%
5%
43%
17%
16%
100%
Net interest revenue
Other
Selling commissions/net gain on trading
Asset management and portfolio service fees
Fees from investment banking
Commissions

	Domestic Retail	Global Wholesale	Asset Management
Net revenue	67.0 billion yen	89.9 billion yen	9.8 billion yen
Income before Income taxes	13.9 billion yen	36.5 billion yen	1.1 billion yen

Client Assets (Nomura Securities)



(Trillions of yen)
70
60
50
40
30
20
10
0

	Mar. 98	Jun. 98	Sep. 98	Dec. 98	Mar. 99	Jun. 99	Sep. 99	Dec. 99	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02
Total client assets	47.4	46.6	43.4	43.7	49.5	54.8	57.6	60.6	62.4	61.8	58.3	54.4	56.8	57.5	52.3	51.4	51.8	51.8
Other	0.3	0.2	0.2	0.1	0.1	0.1	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.2	0.1	0.1	0.0	0.0
Overseas mutual funds	0.3	0.4	0.4	0.5	0.6	0.5	0.6	0.6	0.7	0.8	0.8	0.9	0.8	0.9	0.8	0.9	0.9	1.0
Bond investment trusts	6.8	7.5	6.9	6.5	6.9	8.4	8.1	7.8	8.4	10.1	9.7	10.7	11.7	12.1	11.1	9.7	9.3	8.2
Stock investment trusts	2.4	2.7	2.7	2.7	2.8	2.8	2.9	3.6	4.0	3.8	3.6	3.1	3.1	3.2	2.6	2.7	2.7	2.7
Bonds (including CB, WB)	13.9	13.1	13.4	12.8	14.5	13.0	13.0	12.1	12.8	12.3	12.4	12.3	12.9	12.3	12.8	13.3	13.7	14.9
Equities	23.7	22.7	19.8	21.0	24.7	29.9	32.9	36.5	36.4	34.8	31.6	27.5	28.3	28.9	24.9	24.8	25.1	24.9

Retail Client Assets in our Safe Custody in Japan


(Trillions of yen)
30
25
20
15
10
5
0

	Mar. 98	Jun. 98	Sep. 98	Dec. 98	Mar. 99	Jun. 99	Sep. 99	Dec. 99	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02
Total client asssets	18.2	18.7	18.1	18.4	19.7	21.5	22.9	26.2	26.5	27.0	26.6	26.5	26.9	27.8	24.7	25.2	25.7	25.8
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0
Overseas mutual funds	0.3	0.3	0.4	0.4	0.5	0.5	0.6	0.6	0.6	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.8
Bond investment trusts	5.2	5.4	5.4	5.1	5.0	5.4	5.4	5.7	5.9	7.1	7.9	9.0	9.2	9.0	8.3	8.0	7.6	6.9
Stock investment trusts	1.7	2.0	2.1	2.1	2.2	2.3	2.3	3.0	3.3	3.0	2.9	2.5	2.5	2.6	2.1	2.2	2.3	2.4
Bonds (including CB, WB)	4.9	4.9	4.7	4.6	4.8	5.0	5.0	5.0	4.8	4.8	4.7	4.8	4.9	5.1	5.2	5.7	6.0	6.4
Equities	6.0	6.0	5.4	6.0	7.1	8.4	9.5	12.0	11.9	11.4	10.3	9.4	9.6	10.4	8.4	8.7	9.1	9.4

Retail client assets in our custody: Domestic branch offices (excluding institutional clients section), Financial Consulting Dept. and others

Number of Accounts

Nomura Home Trade (online trading accounts)


(Thousands of accounts)
1000
800
600
400
200
0
9
17
61
109
188
283
349
461
584
686
778
860
936
1,005
Mar.99
Jun.99
Sep.99
Dec.99
Mar.00
Jun.00
Sep.00
Dec.00
Mar.01
Jun.01
Sep.01
Dec.01
Mar.02
Jun.02

Nomura Cash Management Service


(Thousands of accounts)
4000
3000
2000
1000
0
441
525
812
1,110
1,397
1,665
1,903
2,169
2,395
2,539
2,686
2,805
2,899
2,961
Mar.99
Jun.99
Sep.99
Dec.99
Mar.00
Jun.00
Sep.00
Dec.00
Mar.01
Jun.01
Sep.01
Dec.01
Mar.02
Jun.02

New Account Openings (individual, monthly average)


(Thousands of accounts)
50
40
30
20
10
0
28
25
21
25
28
33
29
45
50
43
37
24
22
25
21
21
20
FY99.3 1Q
2Q
3Q
4Q
FY00.3 1Q
2Q
3Q
4Q
FY01.3 1Q
2Q
3Q
4Q
FY02.3 1Q
2Q
3Q
4Q
FY03.3 1Q

IT Share



41%
33%
25%
16%
8%
0%
25%
26%
32%
34%
38%
36%
37%
39%
39%
8%
10%
14%
15%
18%
17%
13%
17%
17%
FY01.3 1Q
2Q
3Q
4Q
FY02.3 1Q
2Q
3Q
4Q
FY03.3 1Q
IT share (in terms of number of orders)
IT share (in terms of transaction value)

* IT share: Share in online and unmanned telephone trading in retail equity transactions
Figures for unmanned telephone trading are included from FY01.3 3Q.

Individual Equity Agency Transactions*


(Trillions of yen)
Market (monthly average)
Nomura's share
20
15
10
5
0
30%
25%
20%
15%
10%
5%
0%
16%
17%
21%
20%
25%
21%
19%
16%
16%
16%
16%
13%
20%
5.6
7.2
9.7
10.4
6.3
5.1
3.7
3.7
4.9
3.3
3.9
4.0
5.2
FY00.3
1Q
2Q
3Q
4Q
FY01.3
1Q
2Q
3Q
4Q
FY02.3
1Q
2Q
3Q
4Q
FY03.3
1Q

Sources: Tokyo Stock Exchange, Nomura Securities

*Three major exchanges: Tokyo, Osaka and Nagoya

Assets Under Management (NAM)


(Trillions of yen)
25
20
15
10
5
0

	Mar. 99	Jun. 99	Sep. 99	Dec. 99	Mar. 00	Jun. 00	Sep. 00	Dec. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02
Total	14.7	17.7	17.6	17.9	19.9	21.7	20.0	20.3	21.0	21.9	19.8	18.6	18.2	17.1
Investment advisory (overseas)	1.0	1.0	1.0	1.1	1.0	1.1	1.0	1.0	1.0	1.0	0.8	0.9	0.9	0.8
Investment advisory (domestic)	3.8	4.1	4.5	4.6	4.6	3.9	3.9	4.0	3.9	3.5	3.6	3.7	3.6	3.3
Non-public investment trusts	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Bond investment trusts	7.8	10.5	10.0	9.6	10.7	13.2	11.7	12.3	13.3	14.5	12.9	10.9	10.4	9.2
Stock investment trusts	2.1	2.1	2.1	2.6	3.5	3.4	3.2	2.8	2.6	2.7	2.4	2.9	3.2	3.6

Value at Risk

- **Definition**
  - 99% confidentiality
  - 1-day holding period

- **From Apr. 2001 to Jun. 2002**
  - Maximum: 4.5 billion yen
  - Minimum: 2.5 billion yen
  - Average: 3.2 billion yen

(Billions of yen)

The End of Quarter	Mar.00	Sep.00	Mar.01	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02
Equity	1.7	2.6	3.0	2.5	2.0	2.8	2.0	1.8
Interest Rate	1.5	1.8	2.7	2.2	1.7	2.9	2.3	1.7
Foreign Exchange	0.1	0.1	0.3	0.2	0.3	0.2	0.2	0.4
Sub-total	3.3	4.5	6.0	4.9	4.0	6.0	4.5	3.8
Diversification Benefit	(1.0)	(1.4)	(2.0)	(1.7)	(1.2)	(1.9)	(1.2)	(0.9)
VaR*	2.3	3.1	4.0	3.2	2.8	4.1	3.3	2.9

*Consolidated

Number of Employees


20,000
15,000
10,000
5,000
0

	Mar. 98	Mar. 99	Mar. 00	Mar. 01	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02
Total	16,611	15,803	14,823	14,393	14,998	14,856	14,640	14,550	14,763
Asia/Oceania	557	517	488	486	473	476	464	468	469
Americas	1,258	1,145	983	835	874	893	881	827	769
Europe	2,290	1,769	1,319	1,370	1,380	1,449	1,430	1,381	1,346
Japan (FA)	2,242	2,207	2,173	2,195	2,260	2,192	2,130	2,177	2,110
Japan (excluding FA)	10,264	10,165	9,860	9,507	10,011	9,846	9,735	9,697	10,069

Nomura Holdings, Inc.

www.nomura.com